

16012563

S

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-51356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



PATRICK RICHARD MCKEE
Notary Public, State of Texas
My Commission Expires
November 22, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

NEXT FINANCIAL GROUP, INC.

CONTENTS


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NEXT Financial Group, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 29, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 1,506,809
Cash equivalents held at clearing broker	4,897,140
Receivable from broker-dealers and clearing organizations	2,814,407
Property and equipment, net	303,620
Loans receivable – salesmen	858,626
Receivable – related party	10,063,681
Deferred tax benefit	450,400
Other assets	2,644,648
Marketable securities	22,506
Total Assets	$ 23,561,837

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,614,494
Commissions payable	2,906,839
Payable – related party	216,580
Deferred rent	364,230
Total liabilities	5,102,143
Stockholder's equity:	
Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	4,569,117
Retained earnings	13,890,527
Total stockholder's equity	18,459,694
Total Liabilities and Stockholder's Equity	$ 23,561,837

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues:	
Commissions income	$ 77,605,536
Investment advisory fees	40,921,301
Other revenue	4,643,994
Interest income	298,316
Total revenues	123,469,147
Expenses:	
Salaries and other employment costs	8,351,562
Commissions and clearance paid other brokers	104,074,013
Communications	353,296
Occupancy and equipment costs	728,386
Promotional costs	3,389,771
Regulatory fees and expenses	395,496
Other expenses	2,873,568
Depreciation and amortization	227,158
Total expenses	120,393,250
Income before income taxes	3,075,897
Provision for income taxes	1,000,386
Net income	$ 2,075,511

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2014	5,000	$ 50	$4,569,117	$11,815,016	$16,384,183
Net income				2,075,511	2,075,511
Balance at December 31, 2015	5,000	$ 50	$4,569,117	$13,890,527	$18,459,694

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 2,075,511
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	227,158
Deferred income taxes	31,300
Provision for bad debts	(167,660)
(Increase) decrease in assets:	
Cash equivalents held at clearing broker	501,506
Receivables from broker-dealers and clearing organizations	45,093
Receivable – related party	(962,539)
Other assets	(481,227)
Marketable securities	(22,506)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(1,018,041)
Commissions payable	(114,265)
Payable – related party	(507,174)
Deferred rent	(32,297)
Securities sold, not yet purchased	(47,238)
Net cash provided (used) by operating activities	(472,379)
Cash flows from investing activities:	
Loans made to salesmen	(879,932)
Loan payments received from salesmen	1,144,816
Purchases of property and equipment	(187,932)
Net cash provided (used) by investing activities	76,952
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	(395,427)
Cash and cash equivalents at beginning of year	1,902,236
Cash and cash equivalents at end of year	$1,506,809
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$1,068,546

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings").

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle, and loans which are repaid with interest over periods of up to three years. Interest earned on the loans is recorded on a monthly basis. Loans receivable are generally repaid through the following commission payment cycles and are generally considered past due upon termination of the registered representative. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are capitalized and such costs are amortized on a straight-line basis over the shorter of their estimated useful lives or lease term, as applicable.

Other Assets

Other assets consist primarily of prepaid expenses and other receivables. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year. Other receivables consist mostly of advances to employee and registered representatives that are generally collected within less than three months. As of December 31, 2015, the Company had recorded an allowance for doubtful accounts of $89,634 against these receivables.

Note 1 - Summary of Significant Accounting Policies, continued

Investments

Marketable securities and securities sold, not yet purchased are carried at fair market value in accordance with the *Fair Value* Topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Increases or decreases in net unrealized appreciation or depreciation of investments are credited or charged to operations. The fair values of marketable securities are based on publicly available, unadjusted quoted prices in active markets (Level 1 inputs as defined in the *Fair Value* Topic of the FASB ASC).

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commission revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Investment advisory and management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2015 were $16,327 and are reflected in promotional costs.

Income Taxes

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $3,569,303 and net capital requirements of $340,143. The Company's ratio of aggregate indebtedness to net capital was 1.43 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 514,663
Computer equipment and software	4,808,224
Leasehold improvements	30,045
	5,352,932
Less: accumulated depreciation and amortization	(5,049,312)
	$ 303,620

Depreciation and amortization expense for the year ended December 31, 2015 was $227,158 and is reflected in occupancy and equipment costs.

Note 5 - Loans Receivable – Salesmen

The Company has 43 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principal plus interest at annual interest rates ranging from 0% to 7.5%. All of the outstanding notes mature at various times through 2017. As of December 31, 2015, the Company had recorded $30,000 as an allowance for doubtful accounts against loans receivable – salesmen.

Note 6 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$ 969,086
Deferred tax expense (benefit)	31,300
Total income tax expense	$ 1,000,386

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the

Note 6 - Income Tax Matters, continued

taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. As of December 31, 2015, there were $216,580 in tax-related balances payable to Holdings.

The expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense due to state income taxes net of federal tax benefit, permanent differences related to meals and entertainment, and adjustments from the prior year's estimates to actual prior year income tax return amounts.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 7 - Operating Leases

The Company leases office space in Houston, Texas. Rental expense is calculated on a straight-line basis. The lease began in August 2008, for a six-year term, with renewal options for two additional five-year terms. In January 2014, the Company amended its lease agreement to extend the lease term through August 31, 2020. The renewal provisions of the original lease remain in effect.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year Ending December 31,	
2016	$ 656,808
2017	673,093
2018	689,377
2019	705,662
Thereafter	477,679
	$ 3,202,619

Rental expense for the year ended December 31, 2015, was $637,157 and is reflected in occupancy and equipment costs.

Note 8 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made matching contributions of $132,037 to the plan for the year ended December 31, 2015.

Note 9 - Concentration Risk

At December 31, 2015, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 10 - Commitments and Contingencies

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of December 31, 2015, customers in these proceedings are seeking damages of approximately $4.4 million. The Company has also been named, along with other defendants, in proceedings instituted by a former employee and a former independent contractor, respectively, of the Company who seek damages of approximately $22.6 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2015, the Company has accrued approximately $865,000 related to these proceedings and lawsuits based on the analysis conducted by the Company and/or their attorneys as to the Company's potential exposure.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 11 - Related Party Transactions

The Company is a wholly-owned subsidiary of Holdings. At December 31, 2015, the Company had a receivable from Holdings of $10,063,681 and a payable of $216,580 as reflected on the Statement of Financial Condition. The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Note 12 - Recent Pronouncement

In May 2014, the Financial accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with Company's year ending December 31, 2018.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 18,459,694
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 386,837	
Property and equipment, net	303,620	
Loans receivable – salesmen	858,626	
Receivable – related party	10,063,681	
Deferred tax benefit	450,400	
Other assets	2,644,648	
Other deductions and/or charges:		
Deficits in clearing account	35,609	(14,743,421)
Net capital before haircuts on securities positions		3,716,273
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market accounts	101,319	
Undue concentration	45,651	(146,970)
Net capital		$ 3,569,303

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,614,494
Commissions payable	2,906,839
Payable – related party	216,580
Deferred rent and lease incentives	364,230
Total aggregate indebtedness	$ 5,102,143

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 340,143
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 340,143
Net capital in excess of required minimum	$ 3,229,160
Excess net capital at 1000%	$ 3,059,089
Ratio: Aggregate indebtedness to net capital	1.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Focus IIA	$ 3,172,627
Decrease in payable – related party for federal income taxes	346,676
Decrease in state income taxes payable	50,000
Net capital per the audited report	$ 3,569,303

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended

December 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
NEXT Financial Group, Inc.
Houston, Texas

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which *(a)* NEXT Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF+Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 29, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group


Executing the power of vision, values and voice to change destinies
financial group

EXEMPTION REPORT

NEXT FINANCIAL GROUP, INC. Assertions

We confirm, to the best of our knowledge and belief, that:

1. NEXT FINANCIAL GROUP, INC. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015.

2. NEXT FINANCIAL GROUP, INC. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2015 to December 31, 2015 without exception.

Sign: [signature] Date: 2/11/16

NEXT Financial Group, Inc.
Philip F. Smith
Chief Financial Officer
2500 Wilcrest Drive, Suite 620
Houston, TX 77042

Office: (713) 333.4926
Fax: (713) 980.2431

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2015



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

To the Board of Directors
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the period computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provided management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and uses of the members, management the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 29, 2016

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2015


ACCOUNTANTS
CONSULTANTS
30 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

To the Board of Directors
NEXT Financial Group, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by NEXT Financial Group, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 29, 2016



8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

*8-051356 FINRA DEC
NEXT FINANCIAL GROUP, INC. 15*15
2500 WILCREST DRIVE STE 620
HOUSTON, TX 77042-5757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Philip F. Smith 713-333-4926

2. A. General Assessment (item 2e from page 2) $ 133,590

B. Less payment made with SIPC-6 filed (**exclude interest**) (67,611)
08/17/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 65,979

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 65,979

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 65,979

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT FINANCIAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 20 16.

Philip F. Smith - CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 123,469,149
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	67,947,681
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,868,030
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	154,892
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 62,678	
Enter the greater of line (i) or (ii)	62,678
Total deductions	(70,033,281)
2d. SIPC Net Operating Revenues	$ 53,435,868
2e. General Assessment @ .0025	$ 133,590
	(to page 1, line 2.A.)